Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

	Aggregate	Amount of
Class of Securities Offered	Offering Price	Registration Fee
Medium-Term Senior Notes, Series D	$3,919,000.00	$154.02 (1)

(1)	The filing fee of $154.02 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $154.02 due for this offering is offset against the $119,443.36 remaining of the fees most recently paid on May 28, 2008, of which $119,289.34 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.
Pricing Supplement No. 2008-MTNDD354 Dated November 20, 2008
(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)
Medium-Term Notes, Series D

Citigroup Funding Inc.
Principal Protected Contingent Coupon Notes
Based Upon the iShares® S&P Latin America 40 Index Fund
Due November 28, 2011
$10 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

•	The notes have a maturity of approximately three years and will mature on November 28, 2011. You will receive at maturity for each note you hold an amount in cash equal to $10 plus the last contingent coupon, if any.

•	The notes will pay a contingent coupon, if any, annually at a variable rate, which may be zero, and will be based upon the return of the iShares® S&P Latin America 40 Index Fund during each contingent coupon period. A contingent coupon, if any, is payable on November 30, 2009; November 29, 2010; and on the maturity date (which we refer to as contingent coupon payment dates).

•	The contingent coupon amount payable, if any, on any contingent coupon payment date will depend on the closing price of the iShares® S&P Latin America 40 Index Fund shares (which we refer to as the fund shares) on the fifth trading day before the related contingent coupon payment date (which we refer to as a contingent coupon determination date), will be based either on the percentage change of the closing price of the fund shares during the relevant contingent coupon period or on the fixed return described below, as applicable, and may be positive or zero. Thus, for each $10 principal amount note held, you will receive on each contingent coupon payment date either:

•	an amount equal to the product of (a) $10 and (b) the percentage change in the closing price of the fund shares (which we refer to as the fund percentage change) from the date on which the starting price of the fund shares applicable to such contingent coupon period is fixed (which we refer to as a fixing date) to the related contingent coupon determination date, if the closing price of the fund shares on every trading day from the applicable fixing date up to and including the related contingent coupon determination date is less than or equal to 135% of the closing price of the fund shares on the applicable fixing date; provided that if the percentage change in the closing price of the fund shares from the applicable fixing date to the related contingent coupon determination date is zero or negative, the fund percentage change will equal 0%. In this case, the contingent coupon amount you will receive on the applicable contingent coupon payment date per note will vary but will not be more than $3.50 nor less than $0; or

•	an amount equal to the product of (a) $10 and (b) a fixed return of 2.50%, if the closing price of the fund shares on any trading day from the applicable fixing date up to and including the related contingent coupon determination date is greater than 135% of the closing price of the fund shares on the applicable fixing date, regardless of the fund percentage change. In this case, the contingent coupon amount you will receive on the applicable contingent coupon payment date per note will be $0.25.

• We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.

The notes represent obligations of Citigroup Funding Inc. only. The iShares® S&P Latin America 40 Index Fund is not involved in any way in the offering and has no obligations relating to the notes or to the holders of the notes. “iShares®” is a registered trademark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets Inc. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by BGI. BGI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BGI has no obligation or liability in connection with the operation, marketing or sale of the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

	Per Note	Total
Public Offering Price	$10.000	$3,919,000.000
Underwriting Discount	$0.275	$107,772.500
Proceeds to Citigroup Funding Inc.	$9.725	$3,811,227.500

Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets $0.250 from the underwriting fee for each note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $0.250 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets expects to deliver the notes to purchasers on or about November 25, 2008.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Principal Protected Contingent Coupon Notes Based Upon the iShares® S&P Latin America 40 Index Fund, or the notes, are investments linked to an exchange-traded fund that are offered by Citigroup Funding Inc. and have a maturity of approximately three years. The notes are 100% principal protected if held to maturity and will pay a contingent coupon, if any, annually at a variable rate, which may be zero, and will depend on the closing price of the iShares® S&P Latin America 40 Index Fund shares (which we refer to as the fund shares) on every trading day in each contingent coupon period.

For each contingent coupon period, if the closing price of the fund shares on every trading day from the applicable fixing date up to and including the related contingent coupon determination date does not exceed the applicable starting price by more than 35% and the fund percentage change is positive, the payment you receive on the related contingent coupon payment date for each $10 note you hold will be based on the fund percentage change and will be an amount not greater than $3.50. If the closing price of the fund shares on every trading day from the applicable fixing date up to and including the related contingent coupon determination date does not exceed the applicable starting price by more than 35% and the fund percentage change is zero because the percentage change from the applicable starting price to the applicable ending price is zero or negative, you will not receive any payment on the related contingent coupon payment date. If, however, the closing price of the fund shares on any trading day from the applicable fixing date up to and including the related contingent coupon determination date exceeds the applicable starting price by more than 35%, the return on the notes on the related contingent coupon payment date will be limited to a fixed return equal to 2.50%, or $0.25 per note, regardless of the fund percentage change.

The first contingent coupon period begins on and includes the pricing date and continues to and includes the first contingent coupon determination date. The fixing date for the first contingent coupon period is the pricing date and the contingent coupon determination date will be November 20, 2009 (five trading days before the first contingent coupon payment date). The second contingent coupon period begins on and includes November 20, 2009 and continues to and includes the second contingent coupon determination date. The fixing date for the second contingent coupon period is November 20, 2009 and the contingent coupon determination date will be November 19, 2010 (five trading days before the second contingent coupon payment date). The third contingent coupon period begins on and includes November 19, 2010 and continues to and includes the third contingent coupon determination date. The fixing date for the third contingent coupon payment date is November 19, 2010 and the contingent coupon determination date will be November 18, 2011 (five trading days before the maturity date).

The notes mature on November 28, 2011 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System”

in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity even if there is a decline in the closing price of the fund shares. Thus, you will not receive less than $10 per $10 principal amount of notes if you hold the notes to maturity.

Will I Receive Contingent Coupons on the Notes?

The contingent coupon amount payable on the notes will vary and may be zero. A contingent coupon, if any, is payable annually on November 30, 2009; November 29, 2010; and on the maturity date (which we refer to as the contingent coupon payment dates) and will be calculated as described below. Please note, however, you will not be entitled to receive dividend payments or other distributions, if any, made on the fund shares or the stocks upon which the iShares® S&P Latin America 40 Index Fund is based.

How Will the Contingent Coupon Amount Be Calculated?

The contingent coupon amount payable, if any, on any contingent coupon payment date will depend on the closing price of the fund shares during the applicable contingent coupon period, will be based either on the percentage change of the closing price of the fund shares during the applicable contingent coupon period or the fixed return, as applicable, and may be positive or zero. Thus, for each $10 principal amount note held, you will receive on each contingent coupon payment date either:

•	an amount equal to the product of (a) $10 and (b) the fund percentage change from the applicable fixing date to the related contingent coupon determination date, if the closing price of the fund shares on every trading day from the applicable fixing date up to and including the related contingent coupon determination date is less than or equal to 135% of the closing price of the fund shares on the applicable fixing date; provided that if the percentage change in the closing price of the fund shares from the applicable fixing date to the related contingent coupon determination date is zero or negative, the fund percentage change will equal 0%. In this case, the contingent coupon amount you will receive on the applicable contingent coupon payment date per note will vary but will not be more than $3.50 nor less than $0; or

•	an amount equal to the product of (a) $10 and (b) a fixed return of 2.50%, if the closing price of the fund shares on any trading day from the applicable fixing date up to and including the related contingent coupon determination date is greater than 135% of the closing price of the fund shares on the applicable fixing date, regardless of the fund percentage change. In this case, the contingent coupon amount you will receive on the applicable contingent coupon payment date per note will be $0.25.

The first contingent coupon period begins on and includes the pricing date and continues to and includes the first contingent coupon determination date. The second contingent coupon period begins on and includes November 20, 2009 and continues to and includes the second contingent coupon determination date. The third contingent coupon period begins on and includes November 19, 2010 and continues to and includes the third contingent coupon determination date.

The fixing date for the first contingent coupon period is the pricing date; for the second contingent coupon period is November 20, 2009; and for the third contingent coupon period is November 19, 2010.

The contingent coupon determination date for each contingent coupon period will be the fifth trading day before the related contingent coupon payment date.

The fund percentage change for each contingent coupon period will equal the percentage change in the closing price of the fund shares from the applicable fixing date to the related contingent coupon determination date, expressed as a percentage:
Ending Price − Starting Price
Starting Price

provided that if the percentage change in the closing price of the fund shares from the applicable fixing date to the related contingent coupon determination date is zero or negative, the fund percentage change will be 0%.

The starting price for each contingent coupon period will equal the closing price of the fund shares on the applicable fixing date.

The ending price for each contingent coupon period will equal the closing price of the fund shares on the applicable contingent coupon determination date.

The pricing date will be the date on which the notes are initially priced for sale to the public.

For more specific information about the determination of a trading day and the effect of a market disruption event on the determination of the contingent coupon amount payable on any contingent coupon payment date, please see “Description of the Notes — Contingent Coupon Amount” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes will mature on November 28, 2011. At maturity you will receive for each note you hold an amount in cash equal to $10 plus the last contingent coupon, if any.

Where Can I Find Examples of Hypothetical Contingent Coupon Amounts and Hypothetical Total Return on the Notes?

For examples setting forth hypothetical contingent coupon amounts payable on a contingent coupon payment date, see “Description of the Notes — Hypothetical Contingent Coupon Amounts” and “— Hypothetical Total Return on the Notes” in this pricing supplement.

What Is the iShares® S&P Latin America 40 Index Fund?

Each fund share represents a beneficial interest in the iShares® S&P Latin America 40 Index Fund (which we refer to as the fund), which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of companies in the Mexican and South American equity markets as represented by the Standard & Poor’s Latin America 40 Index.

The fund is an exchange-traded fund listed on NYSE Arca under the symbol “ILF” that is intended to give investors an efficient, modified market-capitalization-based way to track the movement of public companies that are components of the S&P Latin America 40 Index and that have highly liquid securities traded in the Mexican and South American equity markets. The fund generally invests at least 90% of its assets in securities of companies that are components of the S&P Latin America 40 Index and depositary receipts representing securities of companies that are components of the S&P Latin America 40 Index. The fund may invest the remainder of its assets in securities of companies not included in the S&P Latin America 40 Index but which Barclays Global Fund Advisors, the investment adviser to the fund, believes will help the fund track the S&P Latin America 40 Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by Barclays Global Fund Advisors.

As of June 30, 2008, the fund included 38 component securities, which were classified into the following industries (with the percentage of companies currently included in such industries in parentheses): Materials (36.25%), Energy (20.80%), Financials (12.38%), Telecommunication Services (12.39%), Consumer Staples (9.00%), Utilities (4.08%), Industrials (2.03%), Consumer Discretionary (1.78%) and S-T Securities (0.03%).

Additional information on the fund, including its makeup, method of calculation and changes in its components, is included in this pricing supplement under “Description of the iShares® S&P Latin America 40 Index Fund.” All such disclosures in this pricing supplement on the fund are derived from publicly available information. None of Citigroup Funding, Citigroup Inc. or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information. Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the fund shares or the securities of the companies included in the fund.

What Is the S&P Latin America 40 Index and What Does It Measure?

The S&P Latin America 40 Index is an equity index drawn from four major Latin America markets — Argentina, Brazil, Chile, and Mexico. The index constituents are leading, large, liquid, blue chip companies from the Latin America markets, capturing 70% of their total market capitalization.

The S&P Latin America 40 Index mirrors the sector weights of the broader universe of stocks from the four markets. Similarly, the index mirrors the country weights of the four markets within that same universe of stocks. This policy ensures that, with 40 stocks, investors are approximating the sector and country mix of the region.

The index is calculated using a base-weighted aggregate methodology. That means the level of the index reflects the total market value of all the component stocks relative to a particular base period. The total market value of a company is determined by multiplying the price of its stock by the number of shares available after float adjustment.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P Latin America 40 Index.

How Have the iShares® S&P Latin America 40 Index Fund Shares Performed Historically?

We have provided a graph showing the daily closing prices of the fund shares, as reported on the American Stock Exchange from January 2, 2004 through February 15, 2007, on the New York Stock Exchange from February 16, 2007 through December 5, 2007 and on NYSE Arca from December 6, 2007 through November 20, 2008 and a table showing the monthly high and low closing prices for the fund shares and dividends paid on such shares for each quarter since the first quarter of 2004. You can find this graph and this table in the section “Historical Data on the Fund Shares” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the fund shares in recent years. However, past performance is not indicative of how the fund shares will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the Fund Shares Is Not an Indication of the Future Performance of the Fund Shares” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Amounts received as contingent coupons on the notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the fund shares or one or more of the stocks included in the S&P Latin America 40 Index or in other instruments, such as options, swaps or futures, based upon the fund shares, the S&P Latin America 40 Index or the stocks included in the S&P Latin America 40 Index. This hedging activity could affect the price of the fund shares and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the price of the fund shares and other events that are difficult to predict and beyond our control.

The Return on Your Notes May Be Zero

Your contingent coupon amount payable, if any, will depend on the closing price of the fund shares during the applicable contingent coupon period and will be based either on the fund percentage change or the fixed return, as applicable. If (i) the closing price of the fund shares on every trading day from the applicable fixing date up to and including the related contingent coupon determination date is less than or equal to 135% of the applicable starting price, and (ii) the applicable ending price of the fund shares is less than or equal to the related starting price, then you will not receive any coupon payment for that contingent coupon period, even if the closing price of the fund shares is greater than its starting price at one or more times during that contingent coupon period. If this occurs in all three contingent coupon periods, you will not receive any contingent coupon payments on the notes and your total return on the notes will be zero. Because of the possibility of a zero return, the notes may provide less opportunity for return than an investment that would permit you to participate fully in the appreciation of the fund shares or an investment in some or all of the stocks included in the S&P Latin America 40 Index.

The Appreciation of Your Investment in the Notes Will Be Limited

If the closing price of the fund shares on any trading day from the applicable fixing date up to and including the relevant contingent coupon determination date is greater than 135% of the applicable starting price, you will receive a fixed return equal to 2.50%, regardless of the fund percentage change. In this case, if the fund shares appreciate more than 2.50% during the relevant contingent coupon period, you will not fully participate in such appreciation. Moreover, the maximum return you will receive on the notes during any contingent coupon period is limited to 35%.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Volatility of the Price of the Fund Shares May Result in a Zero Return or the Fixed Return

Historically, the price of the fund shares has been volatile. From January 2, 2004 to November 20, 2008, the closing price of the fund shares has been as low as $9.9560 and as high as $61.0360. The amount of your overall return on the notes, if any, depends upon the closing price of the fund shares on every trading day during each of the three contingent coupon periods. The volatility of the price of the fund shares may result in your receiving no return or the fixed return on the notes for any or all of the contingent coupon periods.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

Even if the closing price of the fund shares has not exceeded 135% of the applicable starting price in any contingent coupon period, if the overall return on the notes (calculated on a simple interest rate basis) is less than 11.28%, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Will Depend on a Number of Factors

We believe that the value of your notes will be affected by the supply of and demand for the notes, the trading price of the fund shares, interest rates and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Price of the Fund Shares.  We expect that the market value of the notes will depend substantially on the amount, if any, by which the trading price of the fund shares changes from the applicable starting price in each contingent coupon period. However, changes in the trading price of the fund shares may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes prior to a contingent coupon determination date, even if the closing price of the fund shares has been less than or equal to 135% of the applicable starting price at all times during the relevant contingent coupon period up to and including the time of sale, you may receive substantially less of the amount that would be payable at the related contingent coupon payment date based on the closing price at the time of sale because of expectations that the price of the fund shares will continue to fluctuate between that time and the time when the applicable ending price of the fund shares is determined. In addition, significant increases in the closing price of the fund shares may result in a decrease in the market value of the notes because if the closing price of the fund shares on any trading day after the applicable fixing date up to and including the related contingent coupon determination date is greater than 135% of the applicable starting price, the amount you can receive on the related contingent coupon payment date for each $10 note you then hold will be limited to $0.25.

Trading prices of the stocks included in the S&P Latin America 40 Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which those stocks are traded, and by various circumstances that can influence the prices of such stocks in a specific market segment of a particular index. Citigroup Funding’s hedging activities, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the S&P Latin America 40 Index and, therefore, the closing price of the fund shares and the market value of the notes.

Volatility of the Fund Shares.  Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the trading price of the fund shares changes during the term of the notes, the market value of the notes in the secondary market may decrease.

Events Involving the Companies Included in the S&P Latin America 40 Index.  General economic conditions and earnings results of the companies whose stocks are included in the S&P Latin America 40 Index and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the note return amount does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates.  We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes in the secondary market may increase.

The Notes are Subject to Geographic Risks.  The economies of Mexico and certain Central and South American countries have experienced high interest rates, economic volatility, inflation, currency devaluations and high unemployment rates. In addition, commodities (such as oil, gas and minerals) represent a significant percentage of the region’s exports and many economies in this region are particularly sensitive to fluctuations in commodity prices. Adverse economic events in one country may have a significant adverse effect on other countries of this region. As a result, the market value of the notes will be affected by events taking place in Mexico and Central and South American region.

The Notes Are Subject to Currency Exchange Rate Risks.  Because the closing price of the fund shares generally reflects the U.S. dollar value of the stocks represented in the S&P Latin America 40 Index, holders of the notes will be exposed to currency exchange rate risks with respect to relevant currencies in which most or all of the stocks represented in the S&P Latin America 40 Index trade. An investor’s net exposure will depend on the extent to which relevant currencies strengthen or weaken against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the U.S. dollar strengthens against relevant currencies, the price of the fund shares will be adversely affected and the amount you receive on a contingent coupon payment date or the market value upon sale prior to a contingent coupon payment date may be reduced.

Time Premium or Discount.  As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the trading price of the fund shares. A “time premium” or “discount” results from expectations concerning the trading price of the fund shares during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.  Hedging activities related to the notes by one or more of our affiliates will likely involve trading in the fund shares or one or more of the stocks included in the S&P Latin America 40 Index or in the other instruments, such as options, swaps or futures, based upon the fund shares, the S&P Latin America 40 Index or the stocks included in the S&P Latin America 40 Index. This hedging activity could affect the price of the fund shares and therefore the market value of the notes. It is possible that our affiliates may profit from this hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results.  Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Trading Price and the Ending Price of the Fund Shares May Not Completely Track the Value of the S&P Latin America 40 Index

Although the trading price of the fund shares is expected to generally mirror the value of the S&P Latin America 40 Index, the trading price of the fund shares may not completely track the value of the S&P Latin America 40 Index. The trading price of the fund shares will reflect transaction costs and fees that are not included in the calculation of the S&P Latin America 40 Index. Additionally, because the fund may hold a small percentage of securities other than the stocks included in the S&P Latin America 40 Index, the fund may not fully replicate the performance of the S&P Latin America 40 Index. See “Description of the S&P Latin America 40 Index” in this pricing supplement.

The Historical Performance of the Fund Shares Is Not an Indication of the Future Performance of the Fund Shares

The historical performance of the fund shares, which is included in this pricing supplement, should not be taken as an indication of the future performance of the fund shares during the term of the notes. Changes in the trading price of the fund shares will affect the value of the notes, but it is impossible to predict whether the trading price of the fund shares will fall or rise.

The Return on the Notes May Be Lower Than the Return of a Note Based Upon a Different Combination of Securities from the Mexican and South American Equity Markets

The trading price of the fund shares will be primarily determined by the value of the stocks included in the S&P Latin America 40 Index. There is no guarantee that this combination of securities will actually perform better than a different combination of securities from the Mexican and South American equity markets and may cause your return on the notes, if any, to be less than the return on a note linked to a different combination of securities from the Mexican and South American equity markets.

The Return on the Notes May Be Lower Than the Return of a Note Based Upon a More Diverse Index

All or substantially all of the securities held by the fund are issued by public companies that are listed on the Mexican and South American equity markets. Because the value of the notes is linked to the performance of the fund, an investment in these notes will be concentrated in public companies listed on the Mexican and South American equity markets. The economies of Mexico and certain Central and South American markets have experienced high interest rates, economic volatility, inflation, currency devaluations and high unemployment rates. In addition, to the extent that the S&P Latin America 40 Index is concentrated in the securities of companies in a particular market, industry, group of industries, sector or asset class, the fund may be adversely affected by the performance of those securities, may be subject to increased price volatility and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that market, industry, group of industries, sector or asset class. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the Mexican and South American equity markets than an investment in notes based upon securities of a more broadly diversified geographic segment or group of issuers.

The Trading Price of the Fund Shares and the Notes Will Be Affected by Conditions in the Relevant Securities Markets

The stocks included in the S&P Latin America 40 Index and that are generally tracked by the fund have been issued by companies in the Mexican and South American equity markets and are traded on different stock exchanges. Although the market price of the fund shares is not directly tied to the value of the S&P Latin America 40 Index or the price of the stocks included in the S&P Latin America 40 Index, the market price of the fund shares is expected to correspond generally to the value of those publicly traded equity securities in the relevant equity markets, as compiled and weighted by the S&P Latin America 40 Index.

Investments in securities linked to the value of the international equity markets involve certain risks. The Mexican and South American equity markets may be more volatile than the U.S. or other securities markets. Also, there is generally less publicly available information about foreign companies than about U.S. companies, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies.

Securities prices in the Mexican and South American equity markets are subject to political, economic, financial and social factors that apply in such markets. These factors, which could negatively affect the securities markets in relevant markets, include the possibility of recent or future changes in the political leadership and economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or investments in relevant equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the economies of such markets may differ favorably or unfavorably from the U.S. economy in such respects as the growth of gross national product, rate of inflation, capital investment, resources and self-sufficiency.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Index Fund Shares or the Stocks Included in the S&P Latin America 40 Index

Your return on the notes, if any, will not reflect the return you would realize if you actually owned the fund shares or the stocks included in the S&P Latin America 40 Index because the notes do not provide a return directly linked to the actual appreciation of the fund shares or the stocks included in the S&P Latin

America 40 Index, nor do they take into consideration the value of any dividends paid on the fund shares or the stocks included in the S&P Latin America 40 Index. As a result, the return on the notes may be less than the return you would realize if you actually owned the fund shares or the stocks included in the S&P Latin America 40 Index, even if you participate fully in the appreciation of the fund shares.

Moreover, the fund does not invest in every security included in the S&P Latin America 40 Index but rather engages in a representative sampling. See “Description of iShares® S&P Latin America 40 Index Fund — iShares, Inc. and the iShares® S&P Latin America 40 Index Fund” in this pricing supplement.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Fund Shares, the Stocks Included in the S&P Latin America 40 Index or Related Derivative Instruments by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the fund shares, the stocks included in the S&P Latin America 40 Index or derivative instruments relating to the fund shares, the S&P Latin America 40 Index or such stocks for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the S&P Latin America 40 Index and, thus, the trading price of the fund shares and the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in the fund shares or one or more of the stocks included in the S&P Latin America 40 Index or in other instruments, such as options, swaps or futures, based upon the fund shares, the S&P Latin America 40 Index or the stocks included in the S&P Latin America 40 Index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the trading price of the fund shares and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Fund or Any Issuer of Any Stock Included in the S&P Latin America 40 Index

You will have no rights against the fund, the publisher of the S&P Latin America 40 Index or any issuer of any stock included in the S&P Latin America 40 Index, even though the amount you receive on a contingent coupon payment date will depend on the daily closing price and the applicable ending price of the fund shares, which depends, in part, on the prices of the stocks included in the S&P Latin America 40 Index. By investing in the notes, you will not acquire any fund shares nor any shares of stocks included in the S&P Latin America 40 Index and you will not receive any dividends or other distributions, if any, with respect to the fund shares or the stocks included in the S&P Latin America 40 Index. The fund, the index publisher and the issuers of the stocks included in the S&P Latin America 40 Index are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Principal Protected Contingent Coupon Notes Based Upon the iShares® S&P Latin America 40 Index Fund (the “Notes”) are investments linked to an exchange-traded fund that are offered by Citigroup Funding Inc. and have a maturity of approximately three years. The Notes are 100% principal protected if held to maturity and will pay a contingent coupon, if any, annually at a variable rate, which may be zero, and will depend on the Closing Price of the iShares® S&P Latin America 40 Index Fund shares (the “Fund Shares”) on every Trading Date in each Contingent Coupon Period.

For each Contingent Coupon Period, if the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date does not exceed the applicable Starting Price by more than 35% and the Fund Percentage Change is positive, the payment you receive on the related Contingent Coupon Payment Date for each $10 Note you hold will be based on the Fund Percentage Change and will be an amount not greater than $3.50. If the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date does not exceed the applicable Starting Price by more than 35% and the Fund Percentage Change is zero because the percentage change from the applicable Starting Price to the related Ending Price is zero or negative, you will not receive any payment on the related Contingent Coupon Payment Date. If, however, the Closing Price of the Fund Shares on any Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date exceeds the applicable Starting Price by more than 35%, the return on the Notes on the related Contingent Coupon Payment Date will be limited to a fixed return equal to 2.50%, or $0.25 per Note, regardless of the Fund Percentage Change.

The first Contingent Coupon Period begins on and includes the Pricing Date and continues to and includes the first Contingent Coupon Determination Date. The Fixing Date for the first Contingent Coupon Period is the Pricing Date and the Contingent Coupon Determination Date will be November 20, 2009 (five Trading Days before the first Contingent Coupon Payment Date). The second Contingent Coupon Period begins on and includes November 20, 2009 and continues to and includes the second Contingent Coupon Determination Date. The Fixing Date for the second Contingent Coupon Period is November 20, 2009 and the Contingent Coupon Determination Date will be November 19, 2010 (five Trading Days before the second Contingent Coupon Payment Date). The third Contingent Coupon Period begins on and includes November 19, 2010 and continues to and includes the third Contingent Coupon Determination Date. The Fixing Date for the third Contingent Coupon Payment Date is November 19, 2010 and the Contingent Coupon Determination Date will be November 18, 2011 (five Trading Days before the Maturity Date).

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $3,919,000.00 (391,900 Notes). The Notes will mature on November 28, 2011. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Payment at Maturity

The Notes will mature on November 28, 2011. If you hold your Note to maturity, you will receive at maturity for each $10 principal amount Note an amount in cash equal to $10 plus the last Contingent Coupon Amount, if any.

Contingent Coupon Amount

The Contingent Coupon Amount payable on the Notes will vary and may be zero. A contingent coupon, if any, is payable annually on November 30, 2009; November 29, 2010; and on the maturity date (the “Contingent Coupon Payment Dates”) and will be calculated as described below. Please note, however, you will not be entitled to receive dividend payments or other distributions, if any, made on the fund shares or the stocks upon which the iShares® S&P Latin America 40 Index Fund is based.

The Contingent Coupon Amount payable, if any, on any Contingent Coupon Payment Date will depend on the Closing Price of the Fund Shares during the applicable Contingent Coupon Period, will be based either on the percentage change of the Closing Price of the Fund Shares during the applicable Contingent Coupon Period or the fixed return, as applicable, and may be positive or zero. Thus, for each $10 principal amount note held, you will receive on each Contingent Coupon Payment Date either:

•	an amount equal to the product of (a) $10 and (b) the Fund Percentage Change from the applicable Fixing Date to the related Contingent Coupon Determination Date, if the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 135% of the Closing Price of the Fund Shares on the applicable Fixing Date; provided that if the percentage change in the Closing Price of the Fund Shares from the applicable Fixing Date to the related Contingent Coupon Determination Date is zero or negative, the Fund Percentage Change will equal 0%. In this case, the Contingent Coupon Amount you will receive on the applicable Contingent Coupon Payment Date per Note will vary but will not be more than $3.50 nor less than $0; or

•	an amount equal to the product of (a) $10 and (b) a fixed return of 2.50%, if the Closing Price of the Fund Shares on any Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is greater than 135% of the Closing Price of the Fund Shares on the applicable Fixing Date, regardless of the Fund Percentage Change. In this case, the Contingent Coupon Amount you will receive on the applicable Contingent Coupon Payment Date per note will be $0.25.

The first Contingent Coupon Period begins on and includes the Pricing Date and continues to and includes the first Contingent Coupon Determination Date. The second Contingent Coupon Period begins on and includes November 20, 2009 and continues to and includes the second Contingent Coupon Determination Date. The third Contingent Coupon Period begins on and includes November 19, 2010 and continues to and includes the third Contingent Coupon Determination Date.

The Fixing Date for the first Contingent Coupon Period is the Pricing Date; for the second Contingent Coupon Period is November 20, 2009; and for the third Contingent Coupon Period is November 19, 2010.

The Contingent Coupon Determination Date for each Contingent Coupon Period will be the fifth Trading Day before the related Contingent Coupon Payment Date.

The Fund Percentage Change for each Contingent Coupon Period will equal the percentage change in the Closing Price of the Fund Shares from the applicable Fixing Date to the related Contingent Coupon Determination Date, expressed as a percentage:

Ending Price − Starting Price
Starting Price

provided that if the percentage change in the Closing Price of the Fund Shares from the applicable Fixing Date to the related Contingent Coupon Determination Date is zero or negative, the Fund Percentage Change will be 0%.

The Starting Price for each Contingent Coupon Period will equal the Closing Price of the Fund Shares on the applicable Fixing Date. The Starting Price for the first Contingent Coupon Period equals $19.65.

The Ending Price for each Contingent Coupon Period will equal the Closing Price of the Fund Shares on the applicable Contingent Coupon Determination Date.

The Pricing Date is November 20, 2008, the date of this Pricing Supplement and the date on which the Notes were initially priced for sale to the public.

Unless specified otherwise in the applicable offering summary as superseded after pricing by the related pricing supplement, the coupon payment will be payable to the persons in whose names the Notes are registered at the close of business on one Business Day preceding the Contingent Coupon Payment Date. If a Contingent Coupon Payment Date falls on a day that is not a Business Day, the coupon payment to be made on that Contingent Coupon Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on that Contingent Coupon Payment Date, and no additional interest will accrue as a result of such delayed payment.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

The “Closing Price” of the Fund Shares (or any other security for which a Closing Price must be determined as described under “— Delisting or Suspension of Trading in the Fund Shares; Termination of the iShares® S&P Latin America 40 Index Fund” below) on any date of determination will be (1) if the shares are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal national securities exchange on which the shares are listed or admitted to trading or (2) if the shares are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price on such exchange is not obtainable (even if the shares are listed or admitted to trading on such exchange), the last quoted bid price for the shares in the over-the-counter market on that date as reported on the OTC Bulletin Board, Pink Sheets LLC or a similar organization. The determination of the Closing Price by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the fifth Trading Day prior to maturity. If no sale price is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the Closing Price on any date of determination, unless deferred by the Calculation Agent as described in the preceding sentence, will be the arithmetic mean, as determined by the Calculation Agent, of the bid prices of the Fund Shares or other security obtained from as many dealers in such security (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the Calculation Agent. The terms “OTC Bulletin Board” and “Pink Sheets LLC” will include any successors to such services.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, on the applicable exchange or market, of accurate price, volume or related information (with respect to the Closing Price only, for a period longer than two hours, or during the one-half hour period preceding the close of trading) in respect of (a) the Fund Shares (or any other security for which a Closing Price must be determined) on any exchange or market, (b) stocks which then comprise 20% or more of the value of the S&P Latin America 40 Index or any successor index or (c) any options contracts or futures contracts relating to the Fund Shares (or other security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the S&P Latin America 40 Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the S&P Latin America 40 Index will be based on a comparison of the portion of the value of the S&P Latin America 40 Index attributable to that security relative to the overall value of the S&P Latin America 40 Index, in each case immediately before that suspension or limitation.

A “Trading Day” means a day, as determined by the Calculation Agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board of Options Exchange, and in the over-the-counter market for equity securities in the United States, or in the case of a security traded in one or more non-U.S. securities exchanges or markets, on the principal non-U.S. securities exchange or market for such security.

Hypothetical Contingent Coupon Amounts

The Contingent Coupon Amount, if any, will depend on the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date. If applicable, it will be based either on the percentage change in the Closing Price of the Fund Shares from the applicable Fixing Date to the related Contingent Coupon Determination Date or the fixed return, as applicable.

Because the Closing Price of the Fund Shares may be subject to significant variations during each Contingent Coupon Period, it is not possible to present a chart or table illustrating a complete range of possible Contingent Coupon Amounts. The examples of hypothetical Contingent Coupon Amounts set forth below are intended to illustrate the effect of different Ending Prices of the Fund Shares on the return on the Notes for each Contingent Coupon Period, which depends on whether the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 125% of the applicable Starting Price or greater than 125% of the applicable Starting Price. All of the hypothetical examples assume an investment in the Notes of $10, that the applicable Starting Price is $25, that the threshold for determining whether holders will receive a return based on the Fund Percentage Change or the fixed return is 125%, that 125% of the applicable Starting Price is $31.25, that the fixed return is 3%, that the term of the Contingent Coupon Period is one year and that an investment is made on the initial Issue Date and held to the Contingent Coupon Payment Date.

As demonstrated by the examples below, if the hypothetical Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to $31.25, the return will be equal to the Fund Percentage Change, and so long as the hypothetical applicable Ending Price is greater than the hypothetical applicable Starting Price, the Contingent Coupon Amount will be greater than $0 per Note. If, however, the hypothetical Closing Price of the Fund Shares on any Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is greater than $31.25, the Contingent Coupon Amount will be equal to the fixed return, regardless of whether the hypothetical applicable Ending Price is greater than or less than the hypothetical applicable Starting Price. The Hypothetical Annual Returns provided in the examples are only relevant to the applicable Contingent Coupon Period. A Hypothetical Annual Return for one Contingent Coupon Period is no indication of such return for a subsequent Contingent Coupon Period.

		Scenario I:		Scenario II:
		All Closing Prices Are Less Than		One or More Closing Prices Are
		or Equal to $31.25		Greater Than $31.25
Hypothetical applicable	Hypothetical	Hypothetical	Hypothetical	Hypothetical	Hypothetical
Ending Price of the	Fund Percentage	Annual	Contingent Coupon	Annual	Contingent Coupon
Fund Shares	Change	Return	Amount	Return	Amount

12.50	−50.00%	0.00%	$0.00	3.00%	$0.30
13.75	−45.00%	0.00%	$0.00	3.00%	$0.30
15.00	−40.00%	0.00%	$0.00	3.00%	$0.30
16.25	−35.00%	0.00%	$0.00	3.00%	$0.30
17.50	−30.00%	0.00%	$0.00	3.00%	$0.30
18.75	−25.00%	0.00%	$0.00	3.00%	$0.30
20.00	−20.00%	0.00%	$0.00	3.00%	$0.30
21.25	−15.00%	0.00%	$0.00	3.00%	$0.30
22.50	−10.00%	0.00%	$0.00	3.00%	$0.30
23.75	−5.00%	0.00%	$0.00	3.00%	$0.30
25.00	0.00%	0.00%	$0.00	3.00%	$0.30
26.25	5.00%	5.00%	$0.50	3.00%	$0.30
27.50	10.00%	10.00%	$1.00	3.00%	$0.30
28.75	15.00%	15.00%	$1.50	3.00%	$0.30
30.00	20.00%	20.00%	$2.00	3.00%	$0.30
31.25	25.00%	25.00%	$2.50	3.00%	$0.30
32.50	30.00%	N/A	N/A	3.00%	$0.30
33.75	35.00%	N/A	N/A	3.00%	$0.30
35.00	40.00%	N/A	N/A	3.00%	$0.30
36.25	45.00%	N/A	N/A	3.00%	$0.30
37.50	50.00%	N/A	N/A	3.00%	$0.30

The examples are for purposes of illustration only. The actual Contingent Coupon Amount, if any, for each Contingent Coupon Period will depend on the actual Closing Prices, the actual applicable Starting Price, the actual applicable Ending Price and the actual threshold for determining whether holders will receive a return based on the Fund Percentage Change or the fixed return, the actual fixed return and other relevant parameters.

Hypothetical Total Return on the Notes

The total return on the Notes, if any, will depend on the Contingent Coupon Amount for each of the three Contingent Coupon Periods during the term of the Notes. Each Contingent Coupon Amount will depend on the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date and will be based either on the percentage change in the Closing Price of the Fund Shares from the applicable Fixing Date to the related Contingent Coupon Determination Date or the fixed return, as applicable. Because the Closing Price of the Fund Shares may be subject to significant variations during each Contingent Coupon Period, it is not possible to present graphs illustrating a complete range of possible total returns on the Notes. The examples of hypothetical total returns on the Notes set forth below are intended to illustrate the effect of different Contingent Coupon Amounts on the total return on the Notes, which depends on whether the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 125% of the applicable Starting Price or greater than 125% of the applicable Starting Price. All of the hypothetical examples below assume an investment in the Notes of $10; that the threshold for determining whether holders will receive a return based on the Fund Percentage Change or the fixed return is 125% of the applicable Starting Price on the applicable Fixing Date; that the fixed return is 3%; that the term of the Notes is three years and that an investment is made on the initial Issue Date and held to the Maturity Date. Additionally, the Total Return provided in the examples below does not take into account dividend payments, if any, on the Fund Shares and their effect on the Fund Shares Total Return over the term of the Notes.

Example 1

During the first Contingent Coupon Period, the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 125% of the applicable Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is greater than the applicable Starting Price and the Fund Percentage Change is 11.00%.

First Contingent Coupon Amount:	$10 x 11.00% = $1.100 per Note
Annual Return on the Notes:	11.00% per annum

During the second Contingent Coupon Period, the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 125% of the applicable Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is less than the applicable Starting Price and the percentage change in the Closing Price of the Fund Shares from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is −19.82%. However, because the Fund Percentage Change cannot be negative, the Fund Percentage Change will be 0%.

Second Contingent Coupon Amount:	$10 x 0% = $0.000 per Note
Annual Return on the Notes:	0.00% per annum

During the third Contingent Coupon Period, the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 125% of the applicable Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is greater than the applicable Starting Price and the Fund Percentage Change is 5.62%.

Third Contingent Coupon Amount:	$10 x 5.62% = $0.562 per Note
Annual Return on the Notes:	5.62% per annum
Total Contingent Coupon Amounts:	$1.100 + $0.000 + $0.562 = $1.662 per Note
Total Return on the Notes:	16.62% (approximately 5.54% per annum on a simple interest basis)
Total Return on the Fund Shares:	−6.00% (approximately −2.00% per annum on a simple interest basis)

Example 2

During the first Contingent Coupon Period, the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 125% of the applicable Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is less than the applicable Starting Price and the percentage change in the Closing Price of the Fund Shares from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is −12.00%. However, because the Fund Percentage Change cannot be negative, the Fund Percentage Change will be 0%.

First Contingent Coupon Amount:	$10 x 0% = $0.000 per Note
Annual Return on the Notes:	0.00% per annum

During the second Contingent Coupon Period, the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 125% of the applicable Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is less than the applicable Starting Price and the percentage change in the Closing Price of the Fund Shares from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is −18.18%. However, because the Fund Percentage Change cannot be negative, the Fund Percentage Change will be 0%.

Second Contingent Coupon Amount:	$10 x 0% = $0.000 per Note
Annual Return on the Notes:	0.00% per annum

During the third Contingent Coupon Period, the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 125% of the applicable Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is less than the Starting Price and the percentage change in the Closing Price of the Fund Shares from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is −22.22%. However, because the Fund Percentage Change cannot be negative, the Fund Percentage Change will be 0%.

Third Contingent Coupon Amount:	$10 x 0% = $0.000 per Note
Annual Return on the Notes:	0.00% per annum
Total Contingent Coupon Amounts:	$0.000 + $0.000 + $0.000 = $0.000 per Note

Total Return on the Notes:	0.00% (approximately 0.00% per annum on a simple interest basis)
Total Return on the Fund Shares:	−44.00% (approximately −14.67% per annum on a simple interest basis)

Example 3

During the first Contingent Coupon Period, the Closing Price of the Fund Shares on at least one Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is greater than 125% of the applicable Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is greater than the applicable Starting Price and the Fund Percentage Change is 32.00%. In this case, the Contingent Coupon Amount is not based on the Fund Percentage Change but is limited to the fixed return of 3.00%.

First Contingent Coupon Amount:	$10 x 3.00% = $0.300 per Note
Annual Return on the Notes:	3.00% per annum

During the second Contingent Coupon Period, the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination

Date is less than or equal to 125% of the applicable Starting Price, and on the related Contingent Coupon Determination Date the Closing Price of the Fund Shares is less than the applicable Starting Price and the percentage change in the Closing Price of the Fund Shares from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is −12.12%. However, because the Fund Percentage Change cannot be negative, the Fund Percentage Change will be 0%.

Second Contingent Coupon Amount:	$10 x 0% = $0.000 per Note
Annual Return on the Notes:	0.00% per annum

During the third Contingent Coupon Period, the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 125% of the applicable Starting Price, and on the related Contingent Coupon Determination Date the Closing Price of the Fund Shares is greater than the applicable Starting Price and the Fund Percentage Change is 3.45%.

Third Contingent Coupon Amount:	$10 x 3.45% = $0.345 per Note
Annual Return on the Notes:	3.45% per annum
Total Contingent Coupon Amounts:	$0.300 + $0.000 + $0.345 = $0.645 per Note

Total Return on the Notes:	6.45% (approximately 2.15% per annum on a simple interest basis)
Total Return on the Fund Shares:	20.00% (approximately 6.67% per annum on a simple interest basis)

Example 4

During the first Contingent Coupon Period, the Closing Price of the Fund Shares on at least one Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is greater than 125% of the applicable Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is greater than the applicable

Starting Price and the Fund Percentage Change is 32.00%. In this case, the Contingent Coupon Amount is not based on the Fund Percentage Change but is limited to the fixed return of 3.00%.

First Contingent Coupon Amount:	$10 x 3.00% = $0.300 per Note
Annual Return on the Notes:	3.00% per annum

During the second Contingent Coupon Period, the Closing Price of the Fund Shares on at least one Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is greater than 125% of the applicable Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is greater than the applicable Starting Price and the Fund Percentage Change is 9.00%. In this case, the Contingent Coupon Amount is not based on the Fund Percentage Change but is limited to the fixed return of 3.00%.

Second Contingent Coupon Amount:	$10 x 3.00% = $0.300 per Note
Annual Return on the Notes:	3.00% per annum

During the third Contingent Coupon Period, the Closing Price of the Fund Shares on at least one Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is greater than 125% of the applicable Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is less than the applicable Starting Price and the percentage change in the Closing Price of the Fund Shares from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is −20.77%. In this case, the Contingent Coupon Amount is not based on the Fund Percentage Change, which would be 0.00%, but is based on the fixed return of 3.00%.

Third Contingent Coupon Amount:	$10 x 3.00% = $0.300 per Note
Annual Return on the Notes:	3.00% per annum
Total Contingent Coupon Amounts:	$0.300 + $0.300 + $0.300 = $0.900 per Note

Total Return on the Notes:	9.00% (approximately 3.00% per annum on a simple interest basis)
Total Return on the Fund Shares:	14.00% (approximately 4.67% per annum on a simple interest basis)

The examples are for purposes of illustration only. The actual total return on the Notes, if any, will depend on the actual Contingent Coupon Amount payable on each Contingent Coupon Payment Date.

Delisting or Suspension of Trading in the Fund Shares; Termination of the iShares® S&P Latin America 40 Index Fund

If the Fund Shares are delisted from, or trading in the Fund Shares is suspended on, NYSE Arca and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the Calculation Agent determines, in its sole discretion, to be comparable to the Fund Shares (any such securities, “Successor Shares”), the value of such Successor Shares will be substituted for all purposes, including but not limited to determining the Starting Price and Ending Price for each Contingent Coupon Period and the Closing Price on every Trading Day. Upon any selection by the Calculation Agent of Successor Shares, the Calculation Agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the Fund Shares are delisted from, or trading of the Fund Shares is suspended on, NYSE Arca and Successor Shares that the Calculation Agent determines to be comparable to the Fund Shares are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the Calculation Agent, in its sole discretion, and the value of such successor or substitute security, as determined by the Calculation Agent in its sole discretion, will be substituted for all purposes, including but not limited to determining the Starting Price and the Ending Price for each Contingent Coupon Period, and the Closing Price on every Trading Day. Upon any selection by the Calculation Agent of successor or substitute securities, the Calculation Agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the Fund is liquidated or otherwise terminated (a “Termination Event”), the Closing Price of the Fund Shares on each Trading Day from the date of the Termination Event up to and including the applicable Contingent Coupon Determination Date and the applicable Ending Price will be determined by the Calculation Agent, in its sole discretion, and will be a fraction of the value of the S&P Latin America 40 Index (or any Successor Index, as defined below) on such Trading Day, taking into account any material changes in the method of calculating the S&P Latin America 40 Index represented by the Closing Price of the Fund Shares on the Trading Day prior to the occurrence of such Termination Event on which a Closing Price of the Fund was available. The Calculation Agent will cause notice of the Termination Event and calculation of the Closing Price and Ending Price as described above to be furnished to registered holders of the Notes.

If a Termination Event has occurred and Standard & Poor’s discontinues publication of the S&P Latin America 40 Index or if it or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to that of the S&P Latin America 40 Index, then the value of the S&P Latin America 40 Index will be determined by reference to the value of that index, which we refer to as a “Successor Index.” Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to the registered holders of the Notes.

If a Termination Event has occurred and Standard & Poor’s discontinues publication of the S&P Latin America 40 Index and a Successor Index is not selected by the Calculation Agent or is no longer published on each Trading Day from the date of the Termination Event up to and including the applicable Contingent Coupon Determination Date, the value to be substituted for the S&P Latin America 40 Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the S&P Latin America 40 Index prior to any such discontinuance. In such case, on each Trading Day until and including the date on which a determination by the Calculation Agent is made that a Successor Index is available, the Calculation Agent will determine the value that is to be used in determining the value of the S&P Latin America 40 Index as described in this paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P Latin America 40 Index may adversely affect the value of the Notes in any secondary market.

If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the S&P Latin America 40 Index as described above, the Successor Index or value will be substituted for the S&P Latin America 40 Index for all purposes including for purposes of determining whether a Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P Latin America 40 Index may adversely affect the value of the Notes in any secondary market.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P Latin America 40 Index or any Successor Index is changed in any material respect, or if the S&P Latin America 40 Index or any Successor Index is in any other way modified so that the value of the S&P Latin America 40 Index or the Successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P Latin America 40 Index or the Successor Index as if the changes or modifications had not been made, and calculate the value of the index with reference to the S&P Latin America 40 Index or the Successor Index. Accordingly, if the method of calculating the S&P Latin America 40 Index or the Successor Index is modified so that the value of the S&P Latin America 40 Index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Dilution Adjustments

The Starting Price for any Contingent Coupon Period will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount to be paid by Citigroup Funding to you. Citigroup Global Markets, as Calculation Agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If the Fund, after the Pricing Date and during any Contingent Coupon Period,

(1) pays a share dividend or makes a distribution with respect to the Fund Shares in the form of the Fund Shares (excluding any share dividend or distribution for which the number of the Fund Shares paid or distributed is based on a fixed cash equivalent),

(2) subdivides or splits the Fund Shares into a greater number of shares,

(3) combines the Fund Shares into a smaller number of shares, or

(4) issues by reclassification of the Fund Shares other shares issued by the Fund,

then, in each of these cases, the Starting Price for the relevant Contingent Coupon Period will be divided by a dilution adjustment equal to a fraction, the numerator of which will be the number of the Fund Shares outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of such other shares issued by the Fund, and the denominator of which will be the number of the Fund Shares outstanding immediately before the event. In the event of a reclassification referred to in (4) above as a result of which no Fund Shares are outstanding, the Starting Price will be determined by reference to the other shares issued by the Fund in the reclassification. If any adjustment is made to the Starting Price for any Contingent Coupon Period, the determination of the related Contingent Coupon Amount will be adjusted. For instance, if the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is greater than 135% of the applicable adjusted Starting Price, the Contingent Coupon Amount will be $0.25 per Note.

Each dilution adjustment will be effected as follows:

•	in the case of any dividend, distribution or issuance, at the opening of business on the business day next following the record date for determination of holders of the Fund Shares entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution or issuance is after this record date, at the time this dividend, distribution or issuance was announced by the Fund, and

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Starting Price will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by the Fund, or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Starting Price and the specified range relevant to the determination of the Contingent Coupon Amount will be further adjusted to the Starting Price and the specified range which would then have been in effect had adjustment for the event not been made.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 3.00% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, formerly known as The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE iSHARES® S&P LATIN AMERICA 40 INDEX FUND

General

iShares® S&P Latin America 40 Index Fund

According to publicly available documents, the iShares® S&P Latin American Index Fund (the “Fund”) is one of numerous separate investment portfolios called “Funds” which make up the iShares® Trust (the “Trust”), a registered investment company. The Trust is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, the Trust files reports (including its Annual Report to Shareholders on Form N-CSR for the year ended March 31, 2008 and its Quarterly Schedule of Portfolio Holdings on Form N-Q for the period ended June 30, 2008 and other information) with the SEC. The Trust’s reports and other information are available to the public from the SEC’s website at http://www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room at the location listed in the section “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus.

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of companies in the Mexican and South American equity markets as represented by the Standard & Poor’s Latin America 40 Index. The Fund’s investment operations commenced on October 25, 2001. The table below reflects the composition and weightings of the Fund, as of November 20, 2008. There is no assurance that the Fund currently holds or will continue to hold these component stocks. Current holdings and weightings are updated daily and may be accessed at the website http://us.ishares.com/product_info/fund/holdings/ILF.htm.

iShares® S&P Latin America 40 Index Fund Holdings as of November 20, 2008

AMERICA MOVIL SAB DE CV-SER L 12.98%
CIA VALE DO RIO DOCE-SP ADR 8.54%
PETROLEO BRASILEIRO S.A.-ADR 8.33%
CIA VALE DO RIO DOCE-ADR 6.97%
BANCO BRADESCO-S PONSORED ADR 5.44%
BANCO ITAU HOLDING FINANCEIRA SA-ADR 4.89%
WALMART DE MEXICO-SER V 4.18%
COMPANHIA DE BEBIDAS-PRF ADR 3.68%
UNIBANCO-GDR 3.18%
EMPRESA NAC ELEC-CHIL-SP ADR 3.14%
TELEFONOS DE MEXICO SAB SER 3.03%
FOMENTO ECONOMICO MEXICA-UBD 2.84%
PETROLEO BRASILEIRO S.A.-ADR 2.67%
GRUPO TELEVISA SA-SER CPO 2.66%
QUIMICA Y MINERA CHIL-SP ADR 2.39%
TENARIS SA-ADR 2.23%
CEMIG SA -SPONS ADR 2.18%
CIA SIDERURGICA NACL-SP ADR 2.13%
ENERSIS S.A. -SPONS ADR 1.85%	GERDAU SA -SPON ADR 1.70%
CEMEX SAB-CPO 1.67%
TELE NORTE LESTE PART-ADR 1.60%
BANCO SANTANDER-CHILE-ADR 1.42%
CENTRAIS ELEC BRAS-SP ADR CM 1.18%
KIMBERLY-CLARK DE MEXICO SAB d -A 1.15%
GRUPO CARSO SA DE CV-SER A1 1.12%
CENTRAIS ELEC BRAS-ADR PREF 1.03%
DISTRIBUCION Y SERVICIO-ADR 0.96%
GRUPO MODELO S.A.B DE CV 0.93%
BANCO DE CHILE-ADR 0.79%
BRASIL TELECOM PART SA -ADR 0.69%
EMPRESA BRASILIERA DE AE-ADR 0.58%
CIA PARANAENSE ENER-SP ADR P 0.56%
ALFA S.A.-A 0.36%
PETROBRAS ENERGIA PART-SPON ADR 0.24%
LAN CHILE SA-SPON ADR 0.20%
BARCLAYS TREAS MONEY MKT CLS I 0.19%

Barclays Global Fund Advisors (“BGFA”), the investment adviser to the Fund, uses a “passive” or indexing approach to try to achieve the Fund’s investment objective. Unlike many investment companies, the Fund does not try to “beat” the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued. The Fund generally invests at least 90% of its assets in stocks of the S&P Latin America 40 Index and depositary receipts representing stocks of the S&P Latin America 40 Index. The Fund may invest the remainder of its assets in securities not included in the S&P Latin America 40 Index but which BGFA believes will help the Fund track the S&P Latin America 40 Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BGFA.

BGFA uses a representative sampling indexing strategy to manage the Fund. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the S&P Latin America 40 Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the S&P Latin America 40 Index. The Fund may or may not hold all of the stocks in the S&P Latin America 40 Index.

An index is a theoretical financial calculation while the Fund is an actual investment portfolio. The performance of the Fund and the S&P Latin America 40 Index may vary somewhat due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the Fund’s portfolio and the S&P Latin America 40 Index resulting from legal restrictions (such as diversification requirements) that apply to the Fund but not to the S&P Latin America 40 Index or the use of representative sampling. “Tracking error” is the difference between the performance (return) of the Fund’s portfolio and that of the S&P Latin America 40 Index. BGFA expects that, over time, the Fund’s tracking error will not exceed 5%. Because the Fund uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Latin America 40 Index. The Fund’s investment objective and the S&P Latin America 40 Index may not be changed without shareholder approval.

S&P Latin America 40 Index

The S&P Latin America 40 Index (the “Index”) was developed and is maintained in accordance with the following criteria:

The Index is an index drawn from four major Latin American markets — Mexico, Brazil, Chile and Argentina. It is a unique index designed for investors seeking broad market exposure through an index that is efficient to replicate. The 40 constituents are all large, blue-chip companies from these markets.

Index constituents are leading companies from each of the 10 sectors of the Global Industry Classification Standard and from the four markets. Each stock is analyzed for size and liquidity, and each component region has appropriate sector and country representation. The size of each market corresponds to its relative size in the index universe based on adjusted market value.

The Index mirrors the sector weights of the broader universe of stocks from the four markets. Similarly, the Index mirrors the country weights of the four markets within that same universe of stocks. This policy ensures that, with 40 stocks, investors are approximating the sector and country mix of the region.

Calculations of the S&P Latin America 40 Index

The Index is calculated using a base-weighted aggregate methodology. That means the level of the Index reflects the total market value of all the component stocks relative to a particular base period. The total market value of a company is determined by multiplying the price of its stock by the number of shares available after float adjustment. An indexed number is used to represent the result of this calculation in order to make the value easier to work with and track over time. The Index is calculated in real time.

On any given day, the Index value is the quotient of the total available market capitalization of the Index’s constituents and its divisor. Continuity in Index values is maintained by adjusting the divisor for all changes in the constituents’ share capital after the base date. This includes additions and deletions to the Index, rights issues, share buybacks and issuances, spin-offs, and adjustments in availability. The divisor’s time series is, in effect, a chronological summary of all changes affecting the base capital of the Index. The divisor is adjusted such that the Index value at an instant just prior to a change in base capital equals the Index value at an instant immediately following that change.

Changes in the Index level should reflect changes in the total market capitalization of the Index that are caused by price movements in the market. They should not reflect changes in the market capitalization of the Index, or of the individual stocks, that are caused by corporate actions such as dividend payments, stock splits, distributions to shareholders, mergers, or acquisitions. When a corporate action affects the price of a security — such as when the price drops on a special distribution ex-date — the price of the security is adjusted to reflect the ex-date and the Index divisor is adjusted to offset any change in the total market value of the Index. When a stock is replaced by another stock, the Index divisor is adjusted so that the change in Index market value that results from the addition or deletion does not change the Index level.

All share changes of 5% and over are done at the effective date, or as soon as reliable information is available. Changes of less than 5% are applied on the third Friday of March, June, September and December. Similarly, changes reflecting float adjustment are applied if they cause a capitalization change of 5% or over. Changes of less than this are applied at the annual review in December.

The Index is calculated in U.S. dollars only. The underlying prices are collected in local currencies via Reuters. Using Reuters’ real-time spot exchange rate, these local prices are converted to U.S. dollars. The last exchange to close in the Index is Chile at 6:30 PM (4:30 PM Eastern Time). The Index’s closing value is calculated at 5:05 PM Eastern Time, allowing time for late trades to come in, using the real-time exchange rates at that point in time. In situations where either a stock does not trade or a primary exchange is not open for trading, but the Index is being calculated as other constituent primary exchanges are open and trading, the stocks from the closed primary exchange will use the last available closing price and convert into U.S. dollars using the real time spot foreign exchange rate of the day. The Index’s final closing values convert all stock prices used in the Index calculation at the spot foreign exchange rate provided by Reuters at the closing time of the index, (i.e. 5:05 PM Eastern Time).

Real-time spot Forex rates, as supplied by Reuters, are used for ongoing Index calculation. The end-of-day value of the Index is calculated using the real-time spot exchange rate provided by Reuters at the time the Index is closed. For regional or multicountry indices, where different markets close at different times, after a stock stops trading, it still makes an impact on the Index via the spot Forex rate fluctuations of its currency.

Investable Weight Factor (IWF)

Investable Weight Factor = 1 −  Sum of the % held by major shareholders

All issues in the S&P Global 1200 index series are assigned a float factor, called an Investable Weight Factor (IWF). The IWF ranges between 0 and 1 and is an adjustment factor that accounts for the publicly available shares of a company. The company’s adjusted market capitalization determines an equity issue’s relative weight in the Index. Standard & Poor’s identifies three types of shareholders whose holdings are considered to be control blocks and subject to float adjustment:

1. Holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners or leveraged buy-out groups.

2. Holdings by government entities, including all levels of government (restricted only to governments of domestic listing markets only).

3. Holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors or founders. Also, holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

The holdings within each group form a cumulative total. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that cumulative group are excluded from the float-adjusted count of shares to be used in Index calculations. To arrive at the 10% and over calculations, individual holdings below 5% are ignored. Holdings under 5% are taken into account only if they belong to clearly related shareholders such as family members or board members. This rule has been adopted to provide a level playing field for all countries, since reporting requirements differ widely between markets.

Additionally, statutory limits on foreign ownership are recognized and applied where necessary. Corporate charter or government decree may limit the total amount of shares that non-domiciled investors may own. Case-by-case research is needed to assess the impact of large foreign holdings within a foreign ownership restriction. The final IWF is one minus the larger of the sum of all strategic holdings or the statutory foreign ownership limit.

Exceptions to the Rule:

Holdings by investors whose interests are not strategic in nature but are for investment purposes are ignored completely. These include mutual funds, pension funds, and other institutional investors. It is common for domestic and international fund managers to have exposures in companies that put them in the category of “block owners” by most definitions. However, the nature of the funds management business is plainly to buy and sell shares when there is value in doing so, and not to seek control or remove shares from circulation. Ordinarily these shares are considered part of free float.

The following “block owners” will not be subject to float adjustment:

a) Depositary Banks
b) Pension Funds
c) Mutual funds
d) 401K plans of the company
e) Government Pension Funds
f) Insurance Companies
g) Investment Funds
h) Independent Foundations
i) Savings and Investment Plans
j) Rights/Warrants

Dissemination of the S&P Latin America 40 Index

Daily index values, corporate actions, index weights and portfolios can be received via Standard & Poor’s FTP site. Additionally, daily index values can be viewed on Bloomberg and Reuters

Historical Data on the Fund Shares

The Fund Shares have been listed on NYSE Arca under the symbol “ILF” since December 6, 2007. The following table sets forth the high and low Closing Prices of the Fund Shares and dividends paid per Fund Share for each quarter since January 2004, as reported on the American Stock Exchange from January 2, 2004 through February 15, 2007, on the New York Stock Exchange from February 16, 2007 through December 5, 2007 and on NYSE Arca from December 6, 2007 through November 20, 2008. Please note that holders of Notes will not be entitled to any rights with respect to the Fund Shares (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof).

	High	Low	Dividend
2004
Quarter
First	$12.8580	$11.7540	$0.1484
Second	$12.9760	$9.9560	$0.0000
Third	$13.4440	$11.5700	$0.0000
Fourth	$16.1140	$13.3000	$0.1877

	High	Low	Dividend
2005
Quarter
First	$18.1300	$14.9220	$0.0000
Second	$18.7220	$15.5820	$0.0000
Third	$24.0840	$18.6360	$0.0000
Fourth	$26.1340	$21.2320	$0.3380
2006
Quarter
First	$29.3980	$25.5380	$0.0000
Second	$32.3900	$22.6500	$0.0000
Third	$28.9280	$25.7040	$0.0000
Fourth	$34.1520	$28.0400	$0.6521
2007
Quarter
First	$36.1720	$31.5700	$0.0000
Second	$44.2520	$36.1660	$0.0000
Third	$48.2480	$36.3200	$0.0000
Fourth	$53.4020	$45.5000	$0.6943
2008*
Quarter
First	$54.3580	$43.3800	$0.0000
Second	$61.0360	$52.4140	$0.5290
Third	$53.7800	$34.8600	$0.0000
Fourth (through November 20)	$38.3300	$19.6500	$0.0000

*	A five-for-one stock split of the Fund Shares became effective on July 24, 2008. The prices in the table have been adjusted to reflect that split.

The following graph illustrates the historical performance of the Fund Shares based on the Closing Price thereof on each Trading Day from January 2, 2004 through November 20, 2008. Past movements of the Fund Shares are not indicative of future Fund Share prices.

ILF Daily Closing Prices

A five-for-one stock split of the Fund Shares became effective on July 24, 2008. The prices in the graph have been adjusted to reflect that split.

On November 20, 2008, the Closing Price of the Fund Shares was $19.65.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Receipt of Contingent Coupons.  Amounts received as contingent coupons on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes.  Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.  Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on the payments of the contingent coupons on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of the contingent coupons on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

U.S. Federal Estate Tax

A Note beneficially owned by a non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $3,919,000.00 principal amount of the Notes (391,900 Notes) for $9.725 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of $0.250 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of $0.250 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $0.250 for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Fund Shares, the Stocks Included in the S&P Latin America 40 Index or Related Derivative Instruments by Affiliates of Citigroup Funding” in this Pricing Supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

391,900 Principal Protected
Contingent Coupon Notes

Based Upon the
iShares® S&P Latin America 40
Index Fund
Due November 28, 2011
($10 Principal Amount per Note)
Any Payments Due from
Citigroup Funding Inc.
Fully and Unconditionally
Guaranteed by Citigroup Inc.

Pricing Supplement
November 20, 2008
(Including
Prospectus Supplement
dated April 13, 2006
and
Prospectus
dated March 10, 2006)